Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                December 5, 2011

VIA EDGAR

Matthew Crispino
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Specializer Inc. (the "Company")
         Amendment No. 3 to Registration Statement on Form S-l
         Filed December 5, 2011
         File No. 333-176715

Dear Mr. Crispino:

     Pursuant to the staff's comment letter dated November 1, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 3 to the Company's Form S-1 was filed with the Commission via EDGAR on December 5, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

DILUTION, PAGE 13

1. REVISE YOUR DISCLOSURES ON PAGE 14 TO INCLUDE BRACKETS AROUND THE ANTICIPATED NET OFFERING PROCEEDS SHOULD ONLY 10% OF THE SHARES BE SOLD IN THE OFFERING. IN THIS REGARD, YOU SHOULD DISCLOSE ANTICIPATED NET OFFERING PROCEEDS OF $(9,006).

     Company response: The Company has changed the net offering proceeds amount to "$(9,006)" on page 14 to the redlined Form S-1.

FINANCIAL STATEMENTS

2. PLEASE UPDATE YOUR FINANCIAL STATEMENTS AND RELATED DISCLOSURES PURSUANT TO RULE 8-08 OF REGULATION S-X.

     Company response: The Company has updated its financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X. Please see pages F-11 to F-19, the summary of financial information on page 5, the change to the net loss amount on page 6, updated disclosure to the Liquidity and Capital Resources section on page 23 and the Results of Operations on page 24.

Additionally, please note that an updated legal opinion and auditors' consent have been filed as Exhibits 5.1 and 23.2, respectively.

Please contact the undersigned with any questions, comments or other communications to the Company.

                                Very truly yours,

                                /s/ Thomas E. Puzzo
                                ------------------------------
                                Thomas E. Puzzo